UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Guaranty Federal Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

40108P101

(CUSIP Number)

John M. Eggemeyer

11682 El Camino Real

Suite 320

San Diego, CA 92130

858-756-8300

Copy to:

Castle Creek Capital Partners V, LP

11682 El Camino Real

Suite 320

San Diego, CA 92130

858-756-8300

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

April 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	NAME OF REPORTING PERSONS Castle Creek Capital Partners V, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (See Instructions) (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN (Limited Partnership)

1	NAME OF REPORTING PERSONS Castle Creek Capital V LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (See Instructions) (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC/AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company), HC (Control Person)

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 28, 2017 (as amended by Amendment No. 1, filed with the SEC on March 6, 2018, the “Schedule 13D”), relating to the shares of common stock, par value $0.10 per share (the “Common Stock”), of Guaranty Federal Bancshares, Inc. (the “Company”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended to remove John M. Eggemeyer, John T. Pietrzak, Mark Merlo and J. Mikesell Thomas as Reporting Persons. Following the establishment of a six-person investment committee by Castle Creek Capital V LLC (“CCC V”), the general partner of Castle Creek Capital Partners V, LP (“Fund V”), no person other than Fund V and CCC V presently has beneficial ownership (as defined in Rule 13d-3 under the Act) of the shares of Common Stock held by Fund V.

Item 4.	Purpose of Transaction

On April 1, 2022, QCR Holdings, Inc., a Delaware corporation (“QCR”), completed the previously announced acquisition of the Company pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 9, 2021, by and between the Company and QCR. Pursuant to the Merger Agreement, the Company was merged with and into QCR, with QCR surviving the merger (the “Merger”). As a result of the Merger, each share of Common Stock (including the 918,804 shares of Common Stock previously held by Fund V) was converted into the right to receive, at the election of the stockholder: (i) $30.50 in cash, (ii) 0.58775 shares of QCR common stock, or (iii) mixed consideration of $6.10 in cash and 0.4702 shares of QCR common stock, with total consideration to consist of 80% stock and 20% cash.

Following the Merger, the separate corporate existence of the Company has ceased. Accordingly, each of the Reporting Persons has no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a), (b) and (e) of Item 5 of the Schedule 13D are hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by replacing the text in paragraphs (a) and (b) of Item 5 of the Schedule 13D with the following:

(a) and (b)

As a result of the Merger, the Company ceased to exist, and the Reporting Persons are no longer the beneficial owners of any Common Stock.

(e)

As of April 1, 2022, the Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement, dated as of April 5, 2022, by and among Castle Creek Capital Partners V, LP, Castle Creek Capital V LLC.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2022

CASTLE CREEK CAPITAL PARTNERS V, LP

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

CASTLE CREEK CAPITAL V, LLC

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

SIGNATURE PAGE TO AMENDMENT NO. 2 TO SCHEDULE 13D (GUARANTY FEDERAL BANCSHARES, INC.)